

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 27, 2011

<u>VIA U.S. MAIL AND FAX 31-20-59-77230</u>

P-J. Sivignon
Executive Vice-President, Chief Financial Officer,
member of the Board of Management and
the Group Management Committee
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

> **Re: Koninklijke Philips Electronics N.V.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-05146-01**

Dear Mr. Sivignon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2010</u>

<u>Phillips Annual Report, Exhibit 15(B)</u>

<u>Group Financial Statements, page 141</u>

<u>Significant accounting policies, page 154</u>

Goodwill, page 172

1. We note the sector disclosures on page 151 indicate that your television division had recurring loss from operations and negative cash flow before financing activities for each period presented. We also note your disclosures that "For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operating sector level), which represent the lowest level at which the goodwill is monitored internally for management purposes". Please tell us if your Television businesses qualify as a "cash-generating unit" to which you allocated goodwill. If so, provide us with the amount of goodwill allocated to this unit at December 31, 2010, tell us whether you recorded any goodwill impairment during the fiscal year relating to that unit, and discuss for us how you considered the recurring losses from operations and negative cash flows before financing activities in your analysis.

Other non-current financial assets, page 174

2. We see your disclosures that on September 7, 2010 you sold your entire holding of common shares in NXP to Philips Pension Trustees for a consideration of EUR 361 million and that your recorded a gain of EUR 154 million from that transaction. Please provide us with a detailed calculation of the EUR 154 million gain and tell us the authoritative literature you considered in accounting for the transaction, including your gain recognition.

Form 6-K dated April 18, 2011

3. We note you included the Quarterly Report of the Philips Group for the Q1 2011 in a Form 6-K dated April 18, 2011 and that you present the assets and results of your Television business that you plan to transfer to the joint venture with TPV technology- 70% TPV and 30% Philips - as assets held for sale and discontinued operations, respectively. As we note that the signing of the term sheet was effected and announced on April 18, 2011 and that the signing of definitive agreements is expected to take place in the third quarter, with closing expected to take place before the end of 2011, please discuss for us your consideration of IFRS 5 as well as the relevant facts and circumstances in concluding that the Television business should be classified as held for sale and as a discontinued operation in as of March 31, 2011.

4. From your disclosure in the second to last page in your Form 6-K dated April 18, 2011, we note that the joint venture will be responsible for the design, manufacturing, distribution, marketing, and sales of Philips' Television business worldwide, with the exception of mainland China, India, United States, Canada, Mexico and certain other countries in South America whose existing brand license agreements will not move to the joint venture. From this disclosure it appears that only a portion of your Television

business is being transferred to the joint venture. If so, please tell us why you represent on page 13 that Television sales are no longer included in Consumer Lifestyle and Group financials. Also, if only a portion of your Television business is being transferred as part of your joint venture agreement with TPV, please explain to us how you considered this factor and paragraphs 31 and 32 of IFRS 5 in concluding that your entire Television business should be presented as discontinued operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or Jeff Jaramillo at (202) 551- 3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief